                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-19101

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 7, 1997)

--------------------------------------------------------------------------------

                                 132,710 SHARES
                          MACK-CALL REALTY CORPORATION
                                  COMMON STOCK

----------------------------------------------------------------------

    Mack-Cali Realty Corporation, a Maryland corporation, is a fully integrated real estate investment trust that owns and operates primarily class A office properties generally located in the northeast and southwest. We manage and conduct our business through Mack-Cali Realty, L.P., a Delaware limited partnership. We are offering and selling 132,710 shares of our common stock.

    We are selling the 132,710 shares of common stock at a price of $29.6882 per share to Apollo Real Estate Investment Fund II, L.P. for an aggregate purchase price of $3,939,914.86 pursuant to a Stock Purchase Agreement dated as of December 31, 1998, by and between us and Apollo Real Estate Investment Fund II, L.P.

    Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the ticker symbol "CLI." The closing price of our common stock on December 30, 1998, was $30.625 per share.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR HAS DETERMINED IF THIS PROSPECTUS IS ADEQUATE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

          The date of this prospectus supplement is December 31, 1998

                             AVAILABLE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any document we file at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Commission's web site at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus supplement and information that we file later with the Commission automatically will update and supersede such information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

    (1) Annual Report on Form 10-K (File No. 1-13274) for the fiscal year ended December 31, 1997, as amended by Form 10-K/A dated August 5, 1998;

    (2) Quarterly Reports on Form 10-Q (File No. 1-13274) for the fiscal quarter ended March 31, 1998, as amended by Form 10-Q/A dated June 9, 1998, and for the fiscal quarters ended June 30, 1998 and September 30, 1998;

    (3) Current Reports on Form 8-K (File No. 1-13274) dated January 16, 1998; June 12, 1998, as amended by Form 8-K/A dated June 12, 1998; and December 16, 1998;

    (4) Proxy Statement relating to our Annual Meeting of Stockholders held on May 21, 1998; and

    (5) The description of our common stock and the description of certain provisions of the laws of the State of Maryland and our articles of incorporation and bylaws, both contained in our Registration Statement on Form 8-A, dated August 9, 1994.

    You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our executive offices at the following address:

                          Mack-Cali Realty Corporation
                         Investor Relations Department
                               11 Commerce Drive
                        Cranford, New Jersey 07016-3501
                                 (908) 272-8000

    You should rely only on the information provided or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the cover page of such documents.

    THIS PROSPECTUS SUPPLEMENT CONTAINS SEVERAL REFERENCES TO US AND TO OUR OPERATING PARTNERSHIP, MACK-CALI REALTY, L.P. ALL REFERENCES TO US IN THIS PROSPECTUS SUPPLEMENT INCLUDE US AND ANY SUBSIDIARIES AND OTHER ENTITIES WE OWN OR CONTROL. ALL REFERENCES TO MACK-CALI REALTY, L.P. IN THIS PROSPECTUS SUPPLEMENT INCLUDE MACK-CALI REALTY, L.P. AND ANY SUBSIDIARIES AND OTHER ENTITIES THAT IT OWNS OR CONTROLS. ALL REFERENCES IN THIS PROSPECTUS SUPPLEMENT TO "COMMON STOCK" REFER TO OUR COMMON STOCK, PAR VALUE $.01 PER SHARE.

                 INFORMATION ABOUT MACK-CALI REALTY CORPORATION

    We, Mack-Cali Realty Corporation, a Maryland corporation, are a fully-integrated, self-administered and self-managed real estate investment trust, or "REIT." We are one of the largest equity REITs in the United States. We own predominantly Class A office and office/flex properties primarily located in the northeast and southwest. Mack-Cali Realty, L.P., a Delaware limited partnership, conducts substantially all of our operations relating to such properties.

    As of September 30, 1998, we owned and operated, directly or indirectly, 247 properties plus developable land, aggregating approximately 27.6 million square feet. Our properties include 235 office and office/flex properties totaling approximately 27.2 million square feet, six industrial/warehouse properties containing an aggregate of approximately 387,400 square feet, two multi-family residential properties consisting of 453 units, two stand-alone retail properties and two land leases. Our 235 office and office/flex properties are comprised of 156 office properties containing an aggregate of approximately 23.1 million square feet and 79 office/flex properties containing an aggregate of approximately 4.1 million square feet.

    We believe that our properties have excellent locations and access and are well-maintained and professionally managed. As a result, we believe that our properties attract high quality tenants and achieve among the highest rental, occupancy and tenant retention rates within their markets. As of September 30, 1998, over 2,300 tenants leased approximately 96.1 percent of the office, office/flex and industrial/warehouse properties.

OUR STRATEGY

    Our strategy is to acquire, develop and own office properties in markets and sub-markets where we are, or can become, a significant and preferred owner and operator. We will continue this strategy by expanding, primarily through acquisitions, into markets and sub-markets where we have, or can achieve, similar status. Because rental and occupancy rates in office buildings in such markets and sub-markets continue to increase, we believe that such markets and sub-markets present significant opportunities for growth. We also may develop properties in such markets and sub-markets, particularly with a view towards potential utilization of certain vacant land recently acquired or on which we hold options. We believe that our extensive market knowledge gives us a significant competitive advantage, which is further enhanced by our strong reputation for and emphasis on delivering highly responsive management services, including direct and continued access to our senior management.

    Consistent with our growth strategy, in December 1997, we acquired 54 class A office properties, aggregating approximately 9.2 million square feet, from The Mack Company and Patriot American Office Group. We acquired such properties for a total cost of approximately $1.1 billion. In connection with such transaction,
(1) we became associated with respected names in the real estate business, including William L. Mack and Mitchell E. Hersh; (2) we changed our name from "Cali Realty Corporation" to "Mack-Cali Realty Corporation" and (3) Mack-Cali Realty, L.P. changed its name from "Cali Realty, L.P." to "Mack-Cali Realty, L.P." Also, in January 1997, we acquired 65 properties, aggregating approximately 4.l million square feet, from the Robert Martin Company, LLC and its affiliates. We acquired all 65 properties for a total cost of approximately $450.0 million.

    In 1994, we succeeded to the business of Cali Associates. John J. Cali, Angelo R. Cali and Edward Leshowitz, the founders of Cali Associates, have been involved in the development, leasing, management, operation and disposition of commercial and residential properties in northern and central New Jersey for over 40 years. Our founders primarily have been focusing on office building development and acquisitions for the past fifteen years. In addition to our founders, we and our predecessors generally have employed our current executive officers for an average of approximately nine years. We and our predecessors have built approximately four million square feet of office space, more than one million square feet of industrial facilities and over 5,500 residential units.

                              RECENT DEVELOPMENTS

    The following summarizes certain significant events in which we have been involved since January 1, 1998:

COMPLETED ACQUISITIONS

                                                                    APPROXIMATE                  APPROXIMATE
DATE                    PROPERTY                                    SQUARE FOOTAGE               PURCHASE PRICE
----------------------  ------------------------------------------  ---------------------------  ----------------

January 23, 1998        650 West Avenue,                            Developable land                 $1.3 million
                        Stamford Executive Park,
                        Stamford, Fairfield County, Connecticut

January 30, 1998        Moorestown West Corporate Center,           748,660                         $47.5 million
                        Moorestown, Burlington County,
                        New Jersey;
                        and
                        Bromley Commons,
                        Burlington, Burlington County, New Jersey

February 2, 1998        2115 Linwood Avenue,                        68,000                           $5.2 million
                        Fort Lee, Bergen County, New Jersey

February 5, 1998        500 West Putnam Avenue,                     121,250                         $20.1 million
                        Greenwich, Fairfield County, Connecticut

February 25, 1998       10 Mountainview Road,                       192,000                         $24.8 million
                        Upper Saddle River, Bergen County, New
                        Jersey

March 12, 1998          1250 Capital of Texas Highway South,        270,703                         $37.3 million
                        Austin, Travis County, Texas

March 27, 1998          Pacifica Holding Company,                   620,017                         $75.0 million
                        Suburban Denver and Colorado Springs,
                        Colorado

March 27, 1998          Prudential Business Campus,                 859,946 plus developable       $175.9 million
                        Parsippany and Hanover Township,            land
                        Morris County, New Jersey

March 30, 1998          Morris County Financial Center,             303,940                         $52.8 million
                        Parsippany, Morris County,
                        New Jersey

                                                                    APPROXIMATE                  APPROXIMATE
DATE                    PROPERTY                                    SQUARE FOOTAGE               PURCHASE PRICE
----------------------  ------------------------------------------  ---------------------------  ----------------
May 13, 1998            3600 South Yosemite,                        133,743                         $13.6 million
                        Denver, Denver County, Colorado

May 14, 1998            One Ramland Road,                           232,000                          $7.0 million
                        Orangeburg, Rockland County,
                        New York

May 22, 1998            500 College Road East,                      158,235                         $21.3 million
                        Princeton, Mercer County,
                        New Jersey

June 1, 1998            1709 New York Avenue Northwest              325,000                         $90.4 million
                        and 1401 L Street Northwest,
                        Washington, D.C.

June 3, 1998            400 South Colorado Boulevard,               125,415                         $12.1 million
                        Denver, Arapahoe County, Colorado

June 8, 1998            Pacifica Holding Company (Phase II),        514,427 plus developable        $80.8 million
                        Suburban Denver and Colorado Springs,       land
                        Colorado

July 14, 1998           1510 Lancer Road,                           88,000                           $3.7 million
                        Moorestown West Corporate Center,
                        Moorestown, Burlington County,
                        New Jersey

July 16, 1998           4200 Parliament Drive,                      122,000 plus developable        $15.8 million
                        Lanham, Prince George's County, Maryland    land

September 10, 1998      40 Richards Avenue,                         145,487                         $19.4 million
                        Norwalk, Fairfield County, Connecticut

September 15, 1998      7 Skyline Drive,                            117,000                         $13.3 million
                        Hawthorne, Westchester County,
                        New York

November 10, 1998       3 Vaughn Drive,                             Developable land                 $1.9 million
                        West Windsor, Mercer County,
                        New Jersey

December 3, 1998        12 Skyline Drive,                           Developable land                 $1.5 million
                        Hawthorne, Westchester County,
                        New York

INVESTMENTS IN PARTIALLY-OWNED ENTITIES

                                                                                       APPROXIMATE
                                                                           PERCENTAGE  SQUARE FOOTAGE /
DATE                    PROPERTY                                           OWNERSHIP   OUR INVESTMENT
----------------------  -------------------------------------------------  ----------  --------------------------

March 27, 1998          Joint Venture (PRUBETA-3):                                50%  156,495 square feet/ $18.0
                        Nine Campus Drive,                                             million
                        Parsippany, Morris County, New Jersey

April 23, 1998          Joint Venture:                                            80%  Developable land/ $12.8
                        (HPMC Development Partners, L.P.)                              million through September
                        El Segundo, Los Angeles County, California                     30, 1998
                        and San Diego, San Diego County, California

April 30, 1998          Joint Venture (G&G Martco Partnership):                 49.9%  305,000 square feet/ $11.8
                        Convention Plaza,                                              million
                        San Francisco, San Francisco County, California

May 20, 1998            Joint Venture:                                            50%  Developable land/ $10.4
                        (American Financial Exchange L.L.C.)                           million through September
                        Jersey City, Hudson County, New Jersey                         30, 1998

July 21, 1998           Joint Venture:                                            80%  Developable land/ $2.7
                        (HPMC Lava Ridge Partners, L.P.)                               million through September
                        Roseville, Placer County, California                           30, 1998

August 20, 1998         Joint Venture:                                            50%  232,000 square feet and
                        (Ramland Realty Associates L.L.C.)                             $3.7 million through
                        One Ramland Road,                                              September 30, 1998
                        Orangeburg, Rockland County, New York

September 18, 1998      Joint Venture:                                            20%  130,000 square feet/ $2.1
                        (Ashford Loop Associates L.P.)                                 million through September
                        1001 South Dairy Ashford,                                      30, 1998
                        Houston, Harris County, Texas

November 25, 1998       Joint Venture:                                            20%  168,000 square feet/ $1.6
                        (Ashford Loop Associates, L.P.)                                million
                        2100 West Loop South,
                        Houston, Harris County, Texas

EQUITY OFFERINGS

DATE                                                               SHARES OF COMMON STOCK OFFERED  NET PROCEEDS
-----------------------------------------------------------------  ------------------------------  ---------------
February 25, 1998................................................              2,500,000           $  92.2 million
March 18, 1998...................................................              2,705,628           $  99.9 million
March 27, 1998...................................................                650,407           $  23.7 million
April 29, 1998...................................................                994,228           $  34.6 million
May 29, 1998.....................................................                984,615           $  34.1 million

FINANCING ACTIVITIES

    As of September 30, 1998, we had two revolving credit facilities consisting of an unsecured revolving credit facility and a revolving credit facility, with an aggregate borrowing capacity of $1.0 billion and an aggregate outstanding balance of $655.6 million. As of September 30, 1998, we had outstanding an aggregate of approximately $750.4 million of mortgage indebtedness (in addition to borrowings under our revolving credit facilities). As of September 30, 1998, we had 169 unencumbered properties totaling approximately 17.0 million square feet, representing approximately 61.4 percent of our total portfolio on a square footage basis.

    On April 17, 1998, we terminated our original $400 million unsecured revolving credit facility. At such time, we entered into our current unsecured facility in the amount of $870 million with a group of 25 lender banks, which Chase Securities, Inc. and Fleet National Bank arranged. In July 1998, two additional lender banks joined the unsecured facility, and expanded our current unsecured facility to $900.0 million.

    On April 30, 1998, we retired a $200 million term loan which we obtained from Prudential Securities Corp. on December 10, 1997. Such loan had a one-year term and bore interest at 110 basis points over LIBOR.

    Also on April 30, 1998, we obtained a loan in the amount of $150 million from The Prudential Insurance Corporation of America. Such loan has a seven-year term and bears interest at an effective rate of 7.1 percent.

OPERATING PERFORMANCE

    Since our formation in 1994, we have consistently increased our funds from operations. Such funds (after adjustment for the straight-lining of rents) for the nine months ended September 30, 1998 grew to $146.2 million from $77.8 million for the nine months ended September 30, 1997.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

    We list our common stock on the New York Stock Exchange under the symbol "CLI." The following sets forth the high and low closing sales prices for the common stock for the fiscal periods indicated as reported by the New York Stock Exchange and the distributions per share that we paid with respect to each such period.

                                                                              HIGH        LOW         DISTRIBUTION
                                                                              ----------  ----------  -------------
1996
First Quarter...............................................................  $  23.6250  $  20.7500    $    .425
Second Quarter..............................................................  $  24.6250  $  21.5000    $    .425
Third Quarter...............................................................  $  27.1250  $  22.6250    $    .450
Fourth Quarter..............................................................  $  30.8750  $  26.1250    $    .450
1997
First Quarter...............................................................  $  34.8750  $  30.0000    $    .450
Second Quarter..............................................................  $  34.0000  $  28.7500    $    .450
Third Quarter...............................................................  $  41.6250  $  32.3750    $    .500
Fourth Quarter..............................................................  $  42.6875  $  36.2500    $    .500
1998
First Quarter...............................................................  $  40.9375  $  37.0625    $    .500
Second Quarter..............................................................  $  39.0000  $  31.6250    $    .500
Third Quarter...............................................................  $  35.4375  $  26.2500    $    .550
Fourth Quarter (through December 30, 1998)..................................  $  31.6875  $  27.0625         [NA]

As of December 30, 1998, 350 registered holders held shares of our common stock.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the common stock offered by this prospectus supplement are $3,939,914.86. In order to purchase the shares of common stock offered by this prospectus supplement, Apollo Real Estate Investment Fund II, L.P. utilized funds acquired from us from a deferred contingency obligation (which contingency was satisfied) arising out of our acquisition of the Pacifica portfolio in March and June of 1998 pursuant to a Contribution and Exchange Agreement, dated as of March 25, 1998, as amended. We presently intend to use the net proceeds from the sale of the shares for general corporate purposes.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

    Our articles of incorporation and bylaws contain certain provisions to indemnify our directors and officers against liability incurred by them as a result of their services in those capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or controlling persons pursuant to the above provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

                       FEDERAL INCOME TAX CONSIDERATIONS

    We have based the following summary of certain United States federal income tax considerations to holders of common stock on current law. This summary is for general information only and is not tax advice. The tax treatment of you as a holder of common stock will vary depending upon your particular situation. We do not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, and we do not deal with the taxation of certain types of stockholders (including insurance companies, financial institutions or broker-dealers, tax-exempt organizations, foreign entities, and persons who are not citizens or residents of the United States) subject to special treatment under the United States federal income tax laws.

    This summary supplements the discussion set forth in the section of the accompanying prospectus entitled "Certain United States Federal Income Tax Considerations to the Company of its REIT Election," which contains a summary of certain federal income tax considerations to us. You should read this summary together with such discussion. You should consult with your own tax advisor, regarding the tax consequences to you of the acquisition, ownership and sale of common stock, including the federal, state, local, foreign and other tax consequences of such acquisition, ownership and sale of potential changes in applicable laws.

THE TAXPAYER RELIEF ACT OF 1997 AND THE INTERNAL REVENUE SERVICE RESTRUCTURING
  AND REFORM ACT OF 1998

    The Taxpayer Relief Act of 1997 revises several of the real estate investment trust-related requirements, and, in general, modifies both the general requirements for qualification as a real estate investment trust and the taxation of a real estate investment trust. The amendments in the law resulting from the Taxpayer Relief Act of 1997 are effective for our taxable years beginning on and after January 1, 1998. The Internal Revenue Service Restructuring and Reform Act of 1998 also made certain additional revisions to the real estate investment trust-related provisions, which revisions are effective for our taxable-years beginning on and after January 1, 1998. Set forth below is a brief summary of certain provisions of the Taxpayer Relief Act of 1997 and the Internal Revenue Service Restructuring and Reform Act of 1998.

    In order for us to maintain our qualification as a real estate investment trust, during the last half of each taxable year, five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended to include certain entities) may not own, directly or constructively, more than 50 percent in value of our outstanding stock. (See "Certain United States Federal Income Tax Considerations to the Company of its REIT Election-Taxation of the Company as a REIT-Requirements for Qualification" in the accompanying prospectus). Prior to 1998, our failure to comply with the Treasury regulations for ascertaining ownership of our stock (the "Stock Ownership Regulations") could have resulted in our disqualification as a real estate investment trust for the taxable year of the failure. Pursuant to the Taxpayer Relief Act of 1997, effective for our taxable years beginning on and after January 1, 1998, so long as we comply with the Stock Ownership Regulations, we will not lose our qualification as a real estate investment trust as a result of a violation of the foregoing requirement if we neither know nor upon exercising reasonable diligence would have known of such violation. In addition, effective for our taxable years beginning on and after January 1, 1998, instead of being disqualified as a real estate investment trust, we would be subject to a financial penalty of $25,000 ($50,000 for intentional violations) for any year in which we fail to comply with the Stock Ownership Regulations. Furthermore, if we can establish that our failure to comply was due to reasonable cause and not to willful neglect, no penalty would be imposed.

    We must also satisfy certain gross income tests on an annual basis, our failure of any one of which would (subject to the potential applicability of certain relief provisions) result in us losing our real estate investment trust qualification. First, at least 75 percent of our gross income (excluding gross income from "prohibited transactions") for each taxable year must be derived from (A) rents from real property, (B) interest on obligations secured by mortgages on real property or on interests in real property, (C) gain from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) which is not property described in
Section 1221(1) of the Internal Revenue Code of 1986, as amended, (D) dividends or other distributions on, and gain (other than gain from prohibited transactions) from the sale or other disposition of, transferable shares or certificates of beneficial interest in other real estate investment trusts, (E) abatements and refunds of taxes on real property, (F) income and gain derived from foreclosure property (as defined in Section 856(e) of the Internal Revenue Code of 1986, as amended), (G) amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or
(ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property), (H) gain from the sale or other disposition of a real estate asset which is not a prohibited transaction solely by reason of Section 857(b)(6) of the Internal Revenue Code of 1986, as amended, and (I) qualified temporary investment income (as defined in Section 856(c)(5)(D) of the Internal Revenue Code of 1986, as amended) (the "75% Test"). Second, at least 95 percent of our gross income (excluding gross income from "prohibited transactions") for each taxable year must be derived from one of the types of income described in (A), (E), (F), (G) and (H) above, as well as dividends, interest and gain from the sale or other disposition of stock, securities and real property (including interests in real property and interests in mortgages on real property) which is not property described in Section 1221(1) of the Internal Revenue Code of 1986, as amended (the "95% Test" and, together with the 75% Test, the "Gross Income Tests"). Effective for our taxable years beginning on and after January 1, 1998, except to the extent provided by Treasury regulations, "qualifying income" for purposes of the 95% Test includes payments made to us under any interest rate swap, cap agreement, option, futures contract, forward rate agreement or any similar financial instrument entered into by us in a transaction to reduce the interest rate risks with respect to any indebtedness incurred or to be incurred by us to acquire or carry real estate assets, as well as any gain from the disposition of any such instrument. (See "Certain United States Federal Income Tax Considerations to the Company of its REIT Election-Taxation of the Company as a REIT-Income Tests" in the accompanying prospectus).

    Under the law prior to the Taxpayer Relief Act of 1997, for any taxable year, gain from the sale or other disposition of stock or securities held by us for less than one year, gain from prohibited transactions and gain on the sale or other disposition of real property held by us for fewer than four years (apart from involuntary conversions and sales of foreclosure property) must have comprised less than 30 percent of our gross income (the "30 Percent Test"). Effective for our taxable years beginning on and after January 1, 1998, we are no longer subject to the 30 Percent Test.

    For purposes of the Gross Income Tests, in order for the rents we received in respect of property to qualify as "rents from real property," we are generally not permitted to operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" from whom we derive no revenue. However, we may directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. (See "Certain United States Federal Income Tax Considerations to the Company of its REIT Election-Taxation of the Company as a REIT-Income Tests" in the accompanying prospectus). Effective for our taxable years beginning on and after January 1, 1998, we are permitted to render a DE MINIMIS amount of impermissible services to tenants, or in connection with the management of a property (together, "Impermissible Services"), without having otherwise qualifying rents from the property disqualified as "rents from real property." In order to qualify for this DE MINIMIS exception, the amount we receive or accrue, directly or indirectly, for Impermissible Services with respect to any property for any taxable year may not exceed one percent of all amounts we receive or accrue during such taxable year, directly or indirectly, with respect to such property. For purposes of the foregoing, the amount treated as "received" by us for Impermissible Services will not be less than 150 percent of our direct cost in rendering such service. However, the amount of any income that we receive for Impermissible Services will not be treated as "rents from real property" for purposes of the Gross Income Tests.

    We may receive, directly or indirectly, fees in consideration of the performance of management and administrative services with respect to properties that are not directly or indirectly owned entirely by us. Although a portion of such management and administrative fees generally will not constitute "qualifying income" for purposes of the Gross Income Tests, we believe that the aggregate amount of such fees (plus any income from Impermissible Services and other nonqualifying income for purposes of the Gross Income Tests) in any taxable year will not cause us to fail the Gross Income Tests.

    Rents we receive from a tenant will not qualify as "rents from real property" for purposes of the Gross Income Tests if we, or an owner of 10 percent or more of our company, directly or constructively owns 10 percent or more of such tenant (a "Related Tenant") (See "Certain United States Federal Income Tax Considerations to the Company of its REIT Election-Taxation of the Company as a REIT-Income Tests" in the accompanying prospectus). Effective for our taxable years beginning on and after January 1, 1998, the constructive ownership rules for determining whether a tenant is a Related Tenant have been modified with respect to partners and partnerships so that attribution between partners and partnerships occurs only when a partner owns, directly and/or indirectly, a 25 percent-or-greater interest in the partnership. Thus, a tenant will not be treated as a Related Tenant with respect to us if a partnership owns our shares and a partner that owns, directly and indirectly, a less than 25 percent interest in such partnership also owns an interest in such tenant. A tenant will also not be a Related Tenant with respect to us if our stockholders and owners of such tenant are partners in a partnership in which neither own, directly and/or indirectly, a 25 percent-or-greater interest.

    Other amendments enacted pursuant to the Taxpayer Relief Act of 1997 include: (1) an earnings and profits sourcing rule which, for purposes of determining whether we have non-real estate investment trust earnings and profits as of the close of our taxable year, would treat our distributions of accumulated earnings and profits as being made out of our earliest accumulated earnings and profits, (2) an extension of the period for which we may treat property as "foreclosure property," (3) the exclusion of involuntarily converted property from the "prohibited transaction" rules, (4) a provision which allows us to treat any subsidiary wholly-owned by us (whether or not the subsidiary has always been wholly-owned by us) as a "qualified real estate investment trust subsidiary" (although certain tax consequences may result from such treatment), (5) the expansion of the list of "excess noncash" items for purposes of the annual 95 percent distribution requirement, and (6) an election to allow us to retain our net long-term capital gain (discussed below).

    The Internal Revenue Service Restructuring and Reform Act of 1998 made the following additional revisions to the real estate investment trust-related provisions: (1) distributions made by us to eliminate non-real estate investment trust earnings and profits are deemed to come from the earliest earnings and profits accumulated in a taxable year in which the real estate investment trust provisions did not apply to us, and (2) the credit for tax deemed paid on our undistributed capital gains is added to the credits that are allowed to an electing large partnership (i.e., with respect to any partnership taxable year, any partnership if (A) the number of partners in the preceding partnership taxable year equalled or exceeded 100 and (B) such partnership elects the application of Part IV of Subchapter K of Chapter 1 of Subtitle A of the Internal Revenue Code of 1986, as amended) and are not separately reported to partners.

TAXATION OF TAXABLE U.S. STOCKHOLDERS GENERALLY

    As used herein, the term "U.S. Stockholder" means a holder of shares of common stock who (for United States federal income tax purposes) is (1) a citizen or resident of the United States, (2) a corporation, partnership or other entity that is treated as a domestic entity for federal income tax purposes (3) an estate the income of which is subject to United States federal income taxation regardless of its source, (4) a trust (other than a grantor trust) which (x) was in existence on August 20, 1996 and was treated as a U.S. person on August 19, 1996 and (y) has elected, pursuant to regulations (which have not yet been issued), to continue to be treated as a U.S. person, or (5) a trust not described in (4) above, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

    As long as we qualify as a real estate investment trust, distributions that we make to our taxable U.S. Stockholders out of our current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to them as ordinary income. Such distributions will not be eligible for the dividends-received deduction in the case of U.S. Stockholders that are corporations. Distributions we make that we properly designate as capital gain dividends will be taxable to taxable U.S. Stockholders as long-term capital gains (to the extent that they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. Stockholder has held its shares of stock. U.S. Stockholders that are corporations may, however, be required to treat up to 20 percent of certain capital gain dividends as ordinary income.

    Pursuant to the Taxpayer Relief Act of 1997 and Internal Revenue Service Restructuring and Reform Act of 1998, the portion of any such capital gain dividends attributable to gain recognized with respect to capital assets that we held for more than 12 months on the date of sale will be treated as long-term capital gain taxable to non-corporate stockholders at a maximum rate of 20 percent (or 25 percent to the extent any such gain arises from the recapture of straight-line depreciation deductions reflected in the basis of real property that we have held for more than 12 months as of the date of sale).

    Also, pursuant to the Taxpayer Relief Act of 1997, effective for our taxable years beginning on and after January 1, 1998, we may elect to retain our net long term capital gains recognized during a taxable year ("Retained Gains") and pay a corporate-level tax on such Retained Gains. Corporations are currently subject to a maximum 35 percent tax on recognized capital gains. A U.S. Stockholder owning shares of our stock on December 31 of a taxable year in which we have Retained Gains would be required to include in gross income such stockholder's proportionate share of the Retained Gains (as designated by us in a notice mailed to stockholders within 60 days following the end of the taxable year). The amount of any corporate-level tax that we pay in respect of the Retained Gains (the "Company Tax") would be treated as having been paid by our stockholders and each U.S. Stockholder would receive a credit or refund for such stockholder's share of the Company Tax. A U.S. Stockholder's basis in his shares of our stock would increase by the excess of such stockholder's proportionate share of the Retained Gains over the stockholder's share of the Company Tax.

    To the extent that we make distributions (not designated as capital gain dividends) in excess of our current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted basis which such U.S. Stockholder has in his shares of our stock for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of the U.S. Stockholder's adjusted basis in his shares taxable as capital gains (provided that the shares have been held as a capital asset). Any such distribution in excess of a U.S. Stockholder's adjusted basis in his shares of our stock will be included in income as long-term capital gain and, for non-corporate stockholders, will be subject to a maximum rate of 20 percent if the shares have been held by such stockholder for more than 12 months at the time of distribution, and short-term capital gain subject to a maximum rate of up to 39.6 percent if the shares were held by such stockholder for no more than one year at the time of the distribution. Distributions that we declare in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

    In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of shares of our stock that have been held for six or fewer months (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions received by such U.S. Stockholder from us which were required to be treated by such U.S. Stockholder as a long-term capital gain.

BACKUP WITHHOLDING

    We will report to our U.S. Stockholders and to the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. Stockholder may be subject to backup withholding at the rate of 31 percent with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide us with the correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

OTHER TAX CONSEQUENCES

    We and you may be subject to foreign, state or local taxation in various foreign, state or local jurisdictions, including those in which we or you transact business or reside. Our and your foreign, state and local tax treatment may not conform to the United States federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of foreign, state and local tax laws on an investment in us.

                              PLAN OF DISTRIBUTION

    Subject to the terms and conditions of the Stock Purchase Agreement dated as of December 31, 1998, by and between us and Apollo Real Estate Investment Fund, L.P., we have agreed to issue, and Apollo Real Estate Investment Fund II, L.P. has agreed to acquire from us, 132,710 shares of common stock at a price of $29.6882 per share for an aggregate purchase price of $3,939,914.86. We will not use any placement agent or underwriter in this transaction, and we will not incur fees relating to any such placement agent or underwriter.

                                 LEGAL MATTERS

    Pryor Cashman Sherman & Flynn LLP, New York, New York, will issue an opinion to us regarding certain legal matters in connection with this offering. Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland, also will issue an opinion to us regarding certain legal matters in connection with this offering, including the validity of the issuance of the shares of common stock offered by this prospectus supplement.

                                    EXPERTS

    The financial statements incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements incorporated in this prospectus supplement by reference to our Current Report on Form 8-K dated January 16, 1998, has been so incorporated in reliance on the reports of Schonbraun Safris McCann Bekritsky & Co., LLC, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements for Prudential Business Campus and for Morris County Financial Center incorporated in this prospectus supplement by reference to our Current Report on Form 8-K dated June 12, 1998, as amended by Form 8-K/A dated June 12, 1998, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements, except for Prudential Business Campus and Morris County Financial Center, incorporated in this prospectus supplement by reference to our Current Report on Form 8-K dated June 12, 1998, as amended by Form 8-K/A dated June 12, 1998, have been so incorporated in reliance on the reports of Schonbraun Safris McCann Bekritsky & Co., LLC, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

                            CALI REALTY CORPORATION
                                 $1,000,000,000
                   PREFERRED STOCK, COMMON STOCK AND WARRANTS

    Cali Realty Corporation (together with its subsidiaries, the "Company") may from time to time offer in one or more series (i) shares or fractional shares of its preferred stock, par value $.01 per share (the "Preferred Stock"), (ii) shares of its common stock, par value $.01 per share (the "Common Stock"), or
(iii) warrants to purchase Common Stock or Preferred Stock (the "Warrants"), with an aggregate initial public offering price of up to $1,000,000,000 on terms to be determined at the time of offering. The Preferred Stock, Common Stock and Warrants (collectively, the "Offered Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

    The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights and the initial public offering price; (ii) in the case of Common Stock, the initial public offering price; and
(iii) in the case of Warrants, the securities as to which such Warrants may be exercised, the duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for United States federal income tax purposes. See "Restrictions on Ownership of Capital Stock".

    The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

    The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                  The date of this Prospectus is January 7, 1997.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's public reference section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission:
Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates by writing to the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is: http://www.sec.gov. In addition, the Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") and similar information concerning the Company can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a registration statement (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Offered Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The documents listed below have been filed by the Company (File No. 1-13274) under the Exchange Act with the Commission and are incorporated herein by reference:

        a. The Company's Current Reports on Form 8-K dated July 16, 1996, August 12, 1996, October 8, 1996, October 28, 1996, October 29, 1996,
    November 18, 1996, November 21, 1996, December 30, 1996 and December 31,
    1996;

        b. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

        c. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

        d. The Company's Proxy Statement relating to the Annual Meeting of Shareholders held on May 13, 1996;

        e. The description of the Common Stock and the description of certain provisions of Maryland Law and the Company's Articles of Incorporation and Bylaws, both contained in the Company's Registration Statement on Form 8-A, dated August 9, 1994.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents (provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein).

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner of the Offered Securities, to whom this Prospectus is delivered, upon written or oral request. Requests should be made to Barry Lefkowitz, Vice President-Finance and Chief Financial Officer of the Company, 11 Commerce Drive, Cranford, New Jersey 07016-3510 (telephone number: (908) 272-8000).

                                  THE COMPANY

    Cali Realty Corporation (together with its subsidiaries, the "Company") is a fully-integrated real estate investment trust ("REIT") that owns and operates a portfolio comprised predominantly of Class A office and office/flex buildings located primarily in New Jersey, as well as commercial real estate leasing, management, acquisition, development and construction businesses. As of September 30, 1996, the Company owned 100 percent of 44 office and office/flex properties encompassing approximately 4.3 million net rentable square feet and one 327 unit multifamily residential property (collectively, the "Properties"). The 44 office and office/flex properties are comprised of 27 office buildings containing an aggregate of 3.6 million square feet (the "Office Properties") and 17 office/flex buildings containing an aggregate of approximately 700,000 square feet (the "Office/Flex Properties"). The Company believes that its Properties have excellent locations and access and are well-maintained and professionally managed. As a result, the Company believes that its properties attract high quality tenants and achieve among the highest rent, occupancy and tenant retention rates within their markets. As of September 30, 1996, the Office Properties and Office/Flex Properties were approximately 97 percent leased to over 430 tenants.

    On November 4, 1996, the Company acquired Harborside, a 1.9 million square foot office complex located in Jersey City, New Jersey for an initial acquisition cost of approximately $286.7 million. The purchase price included the assumption of existing and seller-provided financing aggregating approximately $150.0 million. The balance of the acquisition cost, totaling approximately $137.4 million, was paid in cash and was financed substantially through drawings on the Company's existing credit facilities. As part of the purchase, the Company also acquired 11.3 acres of land fully zoned and permitted for an additional 4.1 million square feet of development and the water rights associated with 27.4 acres of land extending into the Hudson immediately east of Harborside, including two piers with an area of 5.8 acres. The terms of the acquisition of the vacant parcels at Harborside provide for payments (with an estimated net present value of approximately $5.3 million) to be made to the seller for development rights if and when the Company commences construction on the site during the next several years. However, the agreement provides, among other things, that even if the Company does not commence construction, the seller may nevertheless require the Company to acquire these rights during the six-month period after the end of the sixth year. After such period, the seller's option lapses, but any development in years 7 through 30 will require a payment, on an increasing scale, for the development rights.

    In addition, on November 7, 1996, the Company acquired Five Sentry Parkway East & West ("Five Sentry"), a two-building office complex comprised of approximately 131,000 net rentable square feet located in Plymouth Meeting, Montgomery County, Pennsylvania, for approximately $12.4 million in cash, which was drawn from one of the Company's credit facilities. Such borrowing was subsequently repaid from the net proceeds received from the Company's public common stock offering of 17,537,500 shares (the "November Offering") on November 23, 1996. On December 10, 1996, the Company acquired 300 Tice Boulevard ("Whiteweld"), a 230,000 net rentable square foot office building located in Woodcliff Lake, Bergen County, New Jersey, for approximately $35.0 million in cash, made available from the net proceeds received from the November Offering. On December 16, 1996, the Company acquired One Bridge Plaza, a 200,000 net rentable square foot office building located in Fort Lee, Bergen County, New Jersey, for approximately $26.8 million in cash, made available from the net proceeds received from the November Offering. On December 17, 1996, the Company acquired the International Court at Airport Business Center ("Airport Center"), a three-building office complex comprised of approximately 370,000 net rentable square feet located in Lester, Delaware County, Pennsylvania for approximately $43.0 million in cash, made available from the net proceeds received from the November Offering.

    The Company's strategy has been to focus its development and ownership of properties in sub-markets where it is, or can become, a significant and preferred owner and operator. The Company will continue this strategy by expanding, primarily through acquisitions, into sub-markets where it has, or can achieve, similar status. Management believes that the recent trend towards increasing rental and occupancy rates in Class A office buildings in the Company's sub-markets presents significant opportunities for growth. The Company may also develop properties in such sub-markets. Management believes that its extensive market knowledge provides the Company with a significant competitive advantage which is further enhanced by its strong reputation for and emphasis on delivering highly responsive management services, including direct and continued access to the Company's senior management. The Company performs substantially all construction, leasing, management and tenant improvements on an "in-house" basis and is self-administered and self-managed.

    Cali Associates, the entity whose business the Company succeeded in 1994, was founded by John J. Cali, Angelo R. Cali and Edward Leshowitz (the "Founders"), who have been involved in the development, leasing, management, operation and disposition of commercial and residential properties in Northern and Central New Jersey for over 40 years and have been primarily focusing on office building development for the past 17 years. In addition to the Founders, the Company's executive officers have been employed by the Company and its predecessor for an average of approximately ten years. The Company and its predecessor have built approximately four million square feet of office space, more than one million square feet of industrial facilities and over 5,500 residential units.

    The Company has elected to be taxed as a REIT for federal income tax purposes and expects to continue to elect such status. Although the Company believes that it was organized and has been operating in conformity with the requirements for qualification under the Internal Revenue Code of 1986, as amended (the "Code"), no assurance can be given that the Company will continue to qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions of which there are only limited judicial or administrative interpretations. If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to stockholders in computing taxable income and would be subject to federal taxation at regular corporate rates. As a result, such a failure would adversely affect the Company's ability to make distributions to its stockholders and could have an adverse affect on the market value and marketability of the Offered Securities.

    To ensure that the Company qualifies as a REIT, the transfer of shares of Common Stock and Preferred Stock (as defined below) is subject to certain restrictions, and ownership of capital stock by any single person is limited to
9.8 percent of the value of such capital stock, subject to certain exceptions. The Company's Articles of Incorporation provide that any purported transfer in violation of the above-described ownership limitations shall be void ab initio.

    The shares of Common Stock of the Company are listed on the NYSE under the symbol "CLI." The Company has paid regular quarterly distributions on its Common Stock since it commenced operations as a REIT in 1994. The Company intends to continue making regular quarterly distributions to its Common Stockholders. Distributions depend upon a variety of factors, and there can be no assurance that distributions will be made.

    All of the Company's interests in the Properties are held by, and its operations are conducted through, Cali Realty, L.P., a Delaware limited partnership (the "Operating Partnership"), or by entities controlled by the Operating Partnership. The Company owned, as of November 30, 1996, approximately
93.1 percent of the Operating Partnership's outstanding units of partnership interest ("Units"), and is the sole general partner of the Operating Partnership.

    The Company was incorporated under the laws of Maryland on May 24, 1994. Its executive offices are located at 11 Commerce Drive, Cranford, New Jersey 07016, and its telephone number is (908) 272-8000.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following tables set forth the Company's consolidated ratios of earnings to fixed charges for the periods shown:

   FOR THE NINE         FOR THE YEAR         FOR THE PERIOD
   MONTHS ENDED             ENDED            AUGUST 31, 1994
SEPTEMBER 30, 1996    DECEMBER 31, 1995   TO DECEMBER 31, 1994
-------------------  -------------------  ---------------------
    3.08x.....                2.69x                 3.13x

    The following tables set forth the amounts by which the Company's predecessor's earnings were inadequate to cover fixed charges:

 FOR THE PERIOD     FOR THE YEARS ENDED DECEMBER
 JANUARY 1, 1994                 31,
       TO          -------------------------------
 AUGUST 30, 1994     1993       1992       1991
-----------------  ---------  ---------  ---------
                       (DOLLARS IN THOUSANDS)
       $(110)      $  (1,064) $  (2,172) $  (1,125)

    The ratios of earnings to fixed charges were computed by dividing earnings before fixed charges by fixed charges. For this purpose, earnings consist of pre-tax income (loss) from continuing operations before minority interest plus fixed charges excluding capitalized interest. Fixed charges consist of interest costs, both expensed and capitalized, debt issuance costs and the interest portion of ground rents on land leases. To date, the Company has not issued any Preferred Stock, therefore, the ratios of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratios of earnings to fixed charges presented above. For the nine months ended September 30, 1996, the calculation of the ratio of earnings to fixed charges excludes a gain on sale of rental property of $5,658. The ratio of earnings to fixed charges, including gain on sale of rental property, for the same period was 4.64.

                                USE OF PROCEEDS

    The Company is required by the terms of the Amended and Restated Agreement of Limited Partnership of the Operating Partnership to invest the net proceeds of any sale of Common Stock or Preferred Stock in the Operating Partnership in exchange for additional Units. Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, including the leasing, management, acquisition, development and construction of office, office/flex, industrial, multi-family residential or other properties as suitable opportunities arise, the expansion and improvement of certain properties in the Company's portfolio, and the repayment of indebtedness.

                          DESCRIPTION OF COMMON STOCK

    The Company has the authority to issue up to 95,000,000 shares of common stock, par value $.01 per share (the "Common Stock"). At November 30, 1996, the Company had outstanding 36,318,894 shares of Common Stock.

    The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Preferred Stock of the Company or upon the exercise of Warrants to purchase Common Stock issued by the Company. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Articles of Incorporation and bylaws.

    Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to stockholders for a vote, subject to the provisions of the Company's Articles of Incorporation regarding the ownership of shares of Common Stock in excess of the Ownership Limit described below under "Restrictions on Ownership of Offered Securities". Holders of shares of Common Stock have no preemptive rights or cumulative voting rights. All shares of Common Stock will, when issued, be duly authorized, fully paid, and nonassessable. Distributions may be paid to the holders of shares of Common Stock if and when declared by the Board of Directors of the Company out of funds legally available therefor.

    Under Maryland law, stockholders are generally not liable for the Company's debts or obligations. If the Company is liquidated, subject to the right of any holders of Preferred Stock to receive preferential distributions, each holder of Common Stock will be entitled to participate PRO RATA in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company, including debts and liabilities arising out of its status of general partner of the Operating Partnership.

RESTRICTIONS ON OWNERSHIP

    With certain exceptions, the Company's Articles of Incorporation provide that no person may own, or be deemed to own by virtue of the attribution rules of the Code, more than 9.8 percent of the value of the Company's issued and outstanding shares of capital stock. See "Restrictions on Ownership of Offered Securities".

TRANSFER AGENT

    The registrar and transfer agent for the Company's Common Stock is Chase Mellon Shareholder Services, LLC.

                         DESCRIPTION OF PREFERRED STOCK

    The Company is authorized to issue up to 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). No shares of Preferred Stock are outstanding as of the date hereof.

    Under the Company's Articles of Incorporation, shares of Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors. Prior to the issuance of shares of each series, the Board of Directors is required by the Maryland General Corporation Law (the "MGCL") and the Company's Articles of Incorporation to adopt resolutions and file Articles Supplementary (the "Articles Supplementary") with the State Department of Assessments and Taxation of Maryland, setting for each such series the designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by Maryland law. Because the Board of Directors has the power to establish the terms and conditions of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock power, preferences and rights, voting or otherwise, senior to the rights of holders of shares of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company.

    The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Articles of Incorporation (including the applicable Articles Supplementary) and bylaws.

GENERAL

    Subject to limitations prescribed by Maryland law and the Company's Articles of Incorporation and bylaws, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or a duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable.

    Reference is made to the Prospectus Supplement relating to the series of Preferred Stock offered thereby for specific terms, including:

    (1) the title and stated value of such Preferred Stock;

    (2) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

    (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

    (4) whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate; (5) the procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6) the provisions for a sinking fund, if any, for such Preferred Stock;

    (7) any voting rights of such Preferred Stock;

    (8) the provisions for redemption, if applicable, of such Preferred Stock;

    (9) any listing of such Preferred Stock on any securities exchange;

    (10) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof) and conversion period;

    (11) if appropriate, a discussion of United States federal income tax considerations applicable to such Preferred Stock;

    (12) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT;

    (13) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

    (14) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

    (15) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

    Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the

Company. As used in the Company's Articles of Incorporation for these purposes, the term "equity securities" does not include convertible debt securities.

DIVIDENDS

    Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will have the rights with respect to payment of dividends set forth below.

    Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared and authorized by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

    Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will accumulate from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

    If any shares of the Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so irrevocably set apart) upon the shares of Preferred Stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon shares of Preferred Stock of such series and any other series of preferred stock ranking on a parity as to dividends with such Preferred Stock shall be declared PRO RATA so that the amount of dividends declared per share on the Preferred Stock of such series and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of preferred stock bear to each other. Except as may otherwise be set forth in the applicable Prospectus Supplement, no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for the then current dividend period, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up of the Company, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up of the Company be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or, winding up of the Company).

    Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

    If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

    The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in such year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement.

    Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the REIT status of the

Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

    If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed PRO RATA from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company that will not result in violation of the ownership limitations set forth in the Articles of Incorporation.

    Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been irrevocably set apart by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement and Articles Supplementary), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). Except as may otherwise be set forth in the applicable Prospectus Supplement, after payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up of the Company, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up of the Company, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

    Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

    Except as may otherwise be set forth in the applicable Prospectus Supplement, whenever dividends on any shares of Preferred Stock shall be in arrears for the equivalent of six or more quarterly periods, the holders of such shares of Preferred Stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at the next annual meeting of stockholders, and at each subsequent annual meeting, until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

    Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, the Company shall not, without the affirmative vote or consent of the holders of at least 66 percent of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (each such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Articles of Incorporation (including the Articles Supplementary for such series of Preferred Stock), whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior or to the Preferred Stock of such series with respect to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

RESTRICTIONS ON OWNERSHIP

    With certain exceptions, the Company's Articles of Incorporation provide that no person may own, or be deemed to own by virtue of the attribution rules of the Code, more than 9.8 percent of the value of the Company's issued and outstanding shares of capital stock. See "Restrictions on Ownership of Offered Securities". These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of capital stock of the Company might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                            DESCRIPTION OF WARRANTS

    The Company may issue Warrants for the purchase of Preferred Stock or Common Stock. Warrants may be issued independently or together with any Offered Securities and may be attached to or separate from such securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified therein ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants.

    The applicable Prospectus Supplement will describe the following terms, where applicable, of the Warrants in respect of which this Prospectus is being delivered: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the currencies in which the price or prices of such Warrants may be payable; (5) the designation, amount and terms of the Offered Securities purchasable upon exercise of such Warrants; (6) the designation and terms of the other Offered Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such security; (7) if applicable, the date on and after which such Warrants and the Offered Securities purchasable upon exercise of such Warrants will be separately transferable; (8) the price or prices at which and currency or currencies in which the Offered Securities purchasable upon exercise of such Warrants may be purchased; (9) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (10) the minimum or maximum amount of such Warrants which may be exercised at any one time; (11) information with respect to book-entry procedures, if any; (12) a discussion of certain federal income tax considerations; and (13) any other material terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

RESTRICTIONS ON OWNERSHIP

    With certain exceptions, the Company's Articles of Incorporation provide that no person may own, or be deemed to own by virtue of the attribution rules of the Code, more than 9.8 percent of the value of the Company's issued and outstanding shares of capital stock. See "Restrictions on Ownership of Offered Securities". These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of capital stock of the Company might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                RESTRICTIONS ON OWNERSHIP OF OFFERED SECURITIES

    For the Company to qualify as a REIT under the Code, not more than 50 percent in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and its capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

    The Company's Articles of Incorporation provide, subject to certain exceptions specified therein, that no holder may own, or be deemed to own by virtue of the attribution rules of the Code, more than 9.8 percent by value (the "Ownership Limit") of the outstanding capital stock of the Company. Any transfer of Offered Securities that would create a direct or indirect ownership of shares of Common Stock and/or Preferred Stock (collectively the "Stock") in excess of the Ownership Limit or result in the Company being "closely held" within the meaning of Code Section 856(h) shall be null and void, and the intended transferee will acquire no rights to the Offered Securities. Any transfer of Stock that would result in the capital stock of the Company being beneficially owned by fewer than 100 persons shall be null and void, and the interested transferee will acquire no rights to such shares of Stock.

    The constructive ownership rules are complex and may cause Common Stock or Preferred Stock owned directly or constructively by a group of related individuals and/or entities to be deemed constructively owned by one individual or entity. As a result, the acquisition of less than 9.8 percent of the value of the capital stock of the Company (or the acquisition of an interest in an entity which owns such capital stock) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 9.8 percent of the value of the capital stock, and thus subject such capital stock to the Ownership Limit. Moreover, an individual or an entity which owns Warrants to acquire Stock will be deemed to own such Stock for purposes of applying the Ownership Limit.

    The Board of Directors may, upon receipt of either a certified copy of a ruling from the Internal Revenue Service or an opinion of counsel satisfactory to the Board of Directors, but shall in no case be required to, exempt a person (the "Exempted Holder") from the Ownership Limit if the ruling or opinion concludes that no person who is an individual as defined in Section 542(a)(2) of the Code will, as the result of the ownership of shares by the Exempted Holder, be considered to have Beneficial Ownership of an amount of capital stock that will violate the Ownership Limit.

    The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

    All certificates representing shares of Common Stock and Preferred Stock will bear a legend referring to the restrictions described above.

    All stockholders of record who own more than a specified percentage of the outstanding capital stock of the Company must file a written statement with the Company containing certain information specified in Treasury Regulations, pertaining to the actual ownership of capital stock of the Company, within 30 days after December 31 of each year. In addition, each holder of capital stock of the Company and/or Warrants shall, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of capital stock of the Company as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

    In addition to preserving the Company's status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of the REIT without the approval of the Board of Directors. These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of capital stock of the Company might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                    CERTAIN UNITED STATES FEDERAL INCOME TAX
               CONSIDERATIONS TO THE COMPANY OF ITS REIT ELECTION

    Pryor, Cashman, Sherman & Flynn, which has acted as tax counsel to the Company in connection with the formation of the Company and the Company's election to be taxed as a REIT, has reviewed the following discussion and is of the opinion that it fairly summarizes the federal income tax considerations relevant to the Company's status as a REIT. The following summary of certain federal income tax considerations is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Offered Securities will vary depending upon the terms of the specific securities acquired by such holder, as well as his particular situation.

    THE REIT PROVISIONS OF THE CODE ARE HIGHLY TECHNICAL AND COMPLEX. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change (which change may apply retroactively).

    EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY AS A REIT

    GENERAL. The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1994. The Company believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and for the current taxable year and the Company intends to continue to operate in such a manner in the future, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified.

    In the opinion of Pryor, Cashman, Sherman & Flynn, the Company has been organized in conformity with the requirements for qualification and taxation as a REIT, commencing with its taxable year ended December 31, 1994, and for all subsequent taxable years to date, and its method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon such assumptions and certain representations made by the Company as to factual matters. Pryor, Cashman, Sherman & Flynn is not aware of any facts or circumstances that are inconsistent with these representations and assumptions. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code and discussed below, the results of which will not be reviewed by Pryor, Cashman, Sherman & Flynn. Accordingly, no assurance can be given that the actual results of the Company's operation of any particular taxable year will satisfy such requirements. See "-- Failure to Qualify."

    If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "corporate alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100 percent tax. Fifth, if the Company should fail to satisfy the 75 percent gross income test or the 95 percent gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100 percent tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75 percent or 95 percent test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85 percent of its REIT ordinary income for such year, (ii) 95 percent of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4 percent excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to an asset (a "Built-In Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally, a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest corporate tax rate pursuant to Internal Revenue Service ("IRS") regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company will make an election pursuant to IRS Notice 88-19. In addition, Cali Services, Inc. is taxed on its income at regular corporate rates.

    REQUIREMENTS FOR QUALIFICATION. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors,
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would be taxable as a domestic corporation, but for Code Sections 856 through 859, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution), (6) during the last half of each taxable year, not more than 50 percent in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) and (7) which meets certain other tests, described below, regarding the matter of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

    The Company has previously issued sufficient shares to allow it to satisfy conditions (5) and (6). In addition, the Company's Articles of Incorporation provide for restrictions regarding ownership and transfer of the Company's capital stock, which restrictions are intended to assist the Company in continuing to satisfy the share owner-ship requirements described in (5) and (6) above. The ownership and transfer restrictions are described in "Restrictions on Ownership of Offered Securities."

    The Company owns and operates all of the properties through partnerships in which the Operating Partnership and six direct, wholly-owned subsidiaries (the "Cali Subs") are partners. Code Section 856 (i) provides that a corporation, 100% of whose stock is held by a REIT at all times during the corporation's existence, is a "qualified REIT subsidiary." A "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the requirements described herein, the Company's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction, and credit of such subsidiaries will be treated as assets, liabilities and items of the Company. The Company has not, however, sought or received a ruling from the IRS that any of the Cali Subs is a "qualified REIT subsidiary."

    In the case of a REIT that is a partner in a partnership, either directly, or indirectly through a "qualified REIT subsidiary," IRS regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Code Section 856, including satisfying the gross income tests and the asset tests. Thus, the Company's proportionate share of the assets, liabilities and items of income of the partnerships in which the Company is a partner, directly or indirectly, will be treated as the assets, liabilities and items of income of the Company for purposes of applying the requirements described herein.

    INCOME TESTS. In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75 percent of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments.

    Second, at least 95 percent of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

    Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for fewer than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30 percent of the Company's gross income (including gross income from prohibited transactions) for each taxable year. See "--Sales or Dispositions of Assets."

    Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits derived by any person from such property. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or a direct or constructive owner of 10 percent or more of the REIT, directly or constructively owns 10 percent or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15 percent of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue; provided, however, the Company may directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. The Company does not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant, (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15 percent of the total rent received under the lease), or (iv) perform services which are not usually or customarily rendered and which are considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue.

    The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

    The Operating Partnership may receive fees in consideration of the performance of management and administrative services with respect to Properties that are not owned entirely by the Operating Partnership. Although a portion of such management and administrative fees generally will not qualify under the 75 percent or 95 percent gross income tests, the Company believes that the aggregate amount of such fees (and any other non-qualifying income) in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75 percent and 95 percent gross income tests.

    In the opinion of Pryor, Cashman, Sherman & Flynn, the Company has satisfied the 75 percent and 95 percent gross income tests for taxable years ending prior to the date of this Prospectus. The Company intends to operate in such a manner as will enable it to satisfy such tests in the future. If the Company fails to satisfy one or both of the 75 percent or 95 percent gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above under "--General," even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.

    SALES OR DISPOSITIONS OF ASSETS. The Company, as a REIT, is generally subject to two restrictions that limit its ability to sell real property. First, as previously discussed, to qualify as a REIT, the Company must satisfy the 30 Percent Limitation, as described above. Second, the Company is subject to a tax of 100 percent on its gain (i.e., the excess, if any, of the amount realized over the Company's adjusted basis in the property) from each sale of property (excluding certain property obtained through foreclosure) in which it is a dealer. In calculating its gains subject to the 100 percent tax, the Company is not allowed to offset gains on sales of property against losses on other sales of property in which it is a dealer.

    The Company may be subject to an entity level tax with respect to gain recognized from the sale of property the Company held either prior to its electing REIT status or which the Company acquired in a carryover basis transaction. The tax is triggered if the property sold has a build-in-gain and is sold within 10 years of the Company's qualification as a REIT.

    Under the Code, the Company would be deemed to be a dealer in any property that the Company holds primarily for sale to customers in the ordinary course of its business. Such determination is a factual inquiry, and absolute legal certainty of the Company's status generally cannot be provided. However, the Company will not be treated as a dealer in real property for the 30 percent gross income limitation if (i) it has held the property for at least four years for the production of rental income, (ii) capitalized expenditures on the property in the four years preceding sale do not exceed 30 percent of the net selling price of the property, and (iii) the Company either (a) has seven or fewer sales of property (excluding certain property obtained through foreclosure) for the year, (b) the aggregate tax basis of property sold during the taxable year is 10 percent or less of the aggregate tax basis of all assets of the Company as of the beginning of the taxable year, or (c) substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom the Company derives no income. The sale of more than one property to one buyer as part of one transaction constitutes one sale. However, the failure of the Company to meet these "safe harbor" requirements does not necessarily mean that it is a dealer in real property for purposes of the 100 percent tax.

    ASSET TESTS. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75 percent of the value of the Company's total assets must be represented by real estate assets (including (i) assets held by the Company's qualified REIT subsidiaries and the Company's allocable share of real estate assets held by partnerships in which the Company owns an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25 percent of the Company's total assets may be represented by securities other than those in the 75 percent asset class. Third, of the investments included in the 25 percent asset class, the value of any one issuer's securities owned by the Company may not exceed (at the end of the quarter in which such securities are acquired) 5 percent of the value of the Company's total assets and the Company may not own more than 10 percent of any one issuer's outstanding voting securities.

    ANNUAL DISTRIBUTION REQUIREMENTS. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95 percent of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95 percent of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if the Company disposes of any Built-In Gain Asset during its Recognition Period, the Company will be required, pursuant to IRS regulations which have not yet been promulgated, to distribute at least 95 percent of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such prior year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95 percent, but less than 100 percent, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85 percent of its REIT ordinary income for such year, (ii) 95 percent of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4 percent excise tax on the excess of such required distribution over the amounts actually distributed.

    In the opinion of Pryor, Cashman, Sherman & Flynn, the Company has satisfied the annual distribution requirements for taxable years ended prior to the date of this Prospectus. The Company intends to continue to make timely distributions sufficient to satisfy this annual distribution requirement in the future. It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95 percent distribution requirement due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at the taxable income of the Company, or if the amount of nondeductible expenses, such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the 95 percent distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowing or to pay dividends in the form of taxable stock dividends.

    Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

    If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Such a failure could have an adverse effect on the market value and marketability of the Offered Securities. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF STOCKHOLDERS

    TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20 percent of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by the Company in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

    In general, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gain.

    BACKUP WITHHOLDING. The Company will report to its domestic stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31 percent with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to the Company. See "--Taxation of Foreign Stockholders" below.

    Taxation of Tax-Exempt Stockholders. Under the Revenue Reconciliation Act of 1993 (the "1993 Act"), in applying the REIT stock ownership test under the Code, a pension trust generally is not treated as a single individual as it would have been under prior law. Rather, the 1993 Act treats beneficiaries of certain pension trusts as holding the shares of a REIT in proportion to their actuarial interests in such trust, and thus permits certain pension trusts to acquire more concentrated ownership of a REIT.

    In addition, under the 1993 Act, a pension fund owning more than 10 percent of a REIT must treat a percentage of dividends from the REIT as "unrelated business taxable income" ("UBTI"). The percentage is determined by dividing the REIT's gross income derived from an unrelated trade or business for the year by the gross income of the REIT for the year in which the dividends are paid. If this percentage is less than five percent, however, dividends are not treated as UBTI. In general, the UBTI rule applies to a REIT where the REIT qualifies as a REIT by reason of the above modification of the stock ownership test and (i) one pension trust owns more than 25 percent of the value of the REIT; or (ii) a group of pension trusts individually holding more than 10 percent of the value of the REIT collectively own more than 50 percent of the value of the REIT.

    The provisions of the 1993 Act apply to taxable years of a REIT beginning on or after January 1, 1994.

    TAXATION OF FOREIGN STOCKHOLDERS. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made herein to provide more than a limited summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in the Offered Securities, including any reporting requirements.

    Distributions that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions will ordinarily be subject to a withholding tax equal to 30 percent of the gross amount of the distribution unless an applicable tax treaty reduces that tax. However, if income from the investment in the Offered Securities is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may, subject to possible treaty relief, the 30 percent branch profits tax if the stockholder is a foreign corporation). The Company expects to withhold U.S. income tax at the rate of 30 percent on the gross amount of any dividends paid to a Non-U.S. Stockholder unless (i) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with the Company claiming that the distribution is "effectively connected" income. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

    Under recently proposed Treasury Regulations, withholding procedures would be revised. Should the proposal be adopted, withholding generally would be at either 31 percent or 30 percent unless a new Form W-8 is filed with the Company by the beneficial owner to establish entitlement to treaty benefits or exemption based upon the income being "effectively connected". In some instances, additional documentation might be required from the beneficial owner, including an individual taxpayer identification number from the U.S. Internal Revenue Service and a certification of tax status from the tax authorities of the beneficial owner's country of residence.

    For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Stockholders would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30 percent branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. The Company is required by applicable Treasury Regulations to withhold 35 percent of any distribution to a Non-U.S. Stockholder that could be designated by the Company as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

    Gain recognized by a Non-U.S. Stockholder upon a sale of stock generally will not be taxed under FIRPTA if a REIT is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50 percent in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that the Company will be a "domestically controlled REIT," and therefore the sale of stock will not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) investment in the Stock is "effectively connected" with the Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30 percent tax on the individual's capital gains. If the gain on the sale of stock were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, possible withholding tax and a special alternative minimum tax in the case of nonresident alien individuals).

OTHER TAX MATTERS

    Certain of the Company's investments are through partnerships which may involve special tax risks. Such risks include possible challenge by the IRS of
(a) allocations of income and expense items, which could affect the computation of income of the Company and (b) the status of the partnerships as partnerships (as opposed to associations taxable as corporations) for income tax purposes. This partnership status risk should be substantially diminished by Treasury Regulations issued on December 17, 1996, permitting election of partnership status effective January 1, 1997 by the filing of Form 8823 or in certain other ways specified in the new Regulations. With respect to the Company existing partnership investments, the new Regulations provide that (1) previously claimed partnership status, if supported by a reasonable basis for classification, will generally be respected for all periods prior to January 1, 1997; and (2) previously claimed partnership status will be generally retained after January 1, 1997, without the need to file a formal election. If any of the partnerships, however, should be treated as an association, it would be taxable as a corporation. In such a situation, if the Company's ownership in any of the partnerships exceeded 10 percent of the partnership's voting interests or the value of such interest exceeded 5 percent of the value of the Company's assets, the Company would cease to qualify as a REIT. Furthermore, in such a situation, distributions from any of the partnerships to the Company would be treated as dividends, which are not taken into account in satisfying the 75 percent gross income test described above and which could therefore make it more difficult for the Company to qualify as a REIT for the taxable year in which such distribution was received. In addition, in such a situation, the interest in any of the partnerships held by the Company would not qualify as a "real estate asset," which could make it more difficult for the Company to meet the 75 percent asset test described above. Finally, in such a situation, the Company would not be able to deduct its share of losses generated by the partnerships in computing its taxable income. See "Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year. The Company believes that each of the partnerships will be treated for tax purposes as a partnership (and not as an association taxable as a corporation). However, no assurance can be given that the IRS may not successfully challenge the tax status of any of the partnerships.

    TAX ALLOCATIONS WITH RESPECT TO CONTRIBUTED PROPERTIES. Pursuant to Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for Federal income tax purposes in a manner such that the contributor is charged with the unrealized gain associated with the property at the time of the contribution. The amount of such unrealized gain is generally equal to the difference between the fair market values of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (the "Book-Tax Difference"). In general, the fair market value of the interests in the various Partnerships contributed to the Operating Partnership are substantially in excess of their adjusted tax bases. The Partnership Agreements of each of the Operating Partnership, the Existing Partnerships and the Holding Partnerships require that allocations attributable to each item of contributed property be made so as to allocate the tax depreciation available with respect to such property first to the partners other than the partner that contributed the property, to the extent of, and in proportion to, their book depreciation, and then, if any tax depreciation remains, to the partner that contributed the property. Upon the disposition of any item of contributed property, any gain attributable to an excess, at such time, of basis for book purposes over basis for tax purposes would be allocated for tax purposes to the contributing partner. These allocations are intended to be consistent with the Treasury Regulations under Section 704(c) of the Code.

    In general, certain persons who acquired interests in the Operating Partnership in connection with the formation of the Company are allocated disproportionately lower amounts of depreciation deductions for tax purposes relative to their percentage interests in the Operating Partnership, and disproportionately greater shares relative to their percentage interests in the Operating Partnership of the taxable income and gain on the sale by the Partnerships of one or more of the contributed properties. These tax allocations will tend to reduce or eliminate the Book-Tax Difference over the life of the Partnerships. The Partnership Agreements of the Partnerships adopt the "traditional method" of making allocations under Section 704(c) of the Code, unless otherwise agreed to between the Company and the contributing partner. Under the traditional method the amounts of the special allocations of depreciation and gain under the special rules of Section 704(c) of the Code will be limited by the so-called "ceiling rule" and will not always eliminate the Book-Tax Difference on an annual basis or with respect to a specific transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the partnerships will cause the Company to be allocated less depreciation than would be available for newly purchased properties.

    STATE AND LOCAL TAXES. The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Offered Securities.

                              PLAN OF DISTRIBUTION

    The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

    Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from any entity for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts, concessions and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and
(ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                    EXPERTS

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1995 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements incorporated in this Prospectus by reference to the Current Reports on Form 8-K of the Company, dated July 16, 1996, October 8, 1996, October 29, 1996

(two reports) and December 31, 1996, have been so incorporated in reliance on the reports of Schonbraun Safris Sternlieb & Co., L.L.C., independent accountants, given on the authority of said firm as experts in auditing and accounting. The Statements of Revenues and Certain Operating Expenses of the property known as Harborside Financial Center for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus to the Current Report on Form 8-K of the Company, dated October 29, 1996, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent auditors, given on the authority of said firm as experts in auditing and accounting. The combined statement of revenue and certain expenses of the International Court at Airport Business Center for the year ended December 31, 1995 included in the Company's Current Report on Form 8-K, dated October 29, 1996 has been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statement is incorporated herein by reference in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Offered Securities as well as certain legal matters described under "Certain United States Federal Income Tax Considerations to the Company of its REIT Election" will be passed upon for the Company by Pryor, Cashman, Sherman & Flynn, New York, New York. Certain legal matters relating to Maryland law, including the validity of the issuance of the securities registered hereby, will be passed upon for the Company by Swidler & Berlin, Chartered, Washington, D.C.

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WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR ANY OTHER PERSON TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT. YOU SHOULD NOT RELY ON SUCH INFORMATION OR REPRESENTATIONS AS IF WE OR THE SELLING SHAREHOLDERS HAVE AUTHORIZED THEM. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE OR TO ANY PERSON WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT ANY INFORMATION CONTAINED THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                     PAGE
                                                   ---------
                   PROSPECTUS SUPPLEMENT
Available Information............................        S-2
Incorporation of Certain Documents By
  Reference......................................        S-2
Information About Mack-Cali Realty Corporation...        S-3
Recent Developments..............................        S-4
Price Range of Common Stock and Distributions....        S-8
Use of Proceeds..................................        S-9
Indemnification for Securities Act Liabilities...        S-9
Federal Income Tax Considerations................        S-9
Plan of Distribution.............................       S-14
Legal Matters....................................       S-14
Experts..........................................       S-14
                         PROSPECTUS

Available Information............................          2
Incorporation of Certain Documents By
  Reference......................................          2
The Company......................................          4
Ratios of Earnings to Fixed Charges..............          6
Use of Proceeds..................................          6
Description of Common Stock......................          6
Description of Preferred Stock...................          7
Description of Warrants..........................         14
Restrictions on Ownership of Offered
  Securities.....................................         15
Certain United States Federal Income Tax
  Considerations to the Company of its
  REIT Election..................................         16
Plan of Distribution.............................         25
Experts..........................................         25
Legal Matters....................................         26

                                 132,710 SHARES

                          MACK-CALI REALTY CORPORATION
                                  COMMON STOCK

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------

                               DECEMBER 31, 1998

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